SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value of $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Richard A. Hornung

Hillhouse Capital Advisors, Ltd.

20 Genesis Close

George Town, Grand Cayman

KY1-1103 Cayman Islands

+ 345-749-8643

With a copy to:

Eleazer N. Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 6, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 6 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by Hillhouse Capital Advisors, Ltd. ("HCA") and 210,876 Ordinary Shares held by funds managed by Hillhouse Capital Management, Ltd. ("HCM"). HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,962,076 Ordinary Shares (See Item 5)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,962,076 Ordinary Shares (See Item 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,962,076 Ordinary Shares (See Item 5)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA

* Consists of 2,751,200 Ordinary Shares held by funds managed by HCA and 210,876 Ordinary Shares held by funds managed by HCM. HCA and HCM are under common control and share certain policies, personnel and resources.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 2 ("Amendment No. 2") amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on September 19, 2019 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed with the SEC on January 27, 2020 ("Amendment No. 1", and together with the Original Schedule 13D and as amended hereby, the "Schedule 13D") with respect to the ordinary shares, par value $0.0001 per share (the "Ordinary Shares") of China Biologic Products Holdings, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D. This Amendment No. 2 amends Items 2, 4, 5(a)-(c), 6 and 7 as set forth below.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is filed by: (i) Hillhouse Capital Advisors, Ltd., an exempted Cayman Islands company ("HCA"); and (ii) Hillhouse Capital Management, Ltd., an exempted Cayman Islands company ("HCM"). The foregoing persons are hereinafter sometimes each referred to as a "Reporting Person" and collectively referred to as the "Reporting Persons."

HCA acts as the sole management company of Gaoling Fund, L.P. ("Gaoling") and the sole general partner of YHG Investment, L.P. ("YHG"). HH China Bio Holdings LLC ("HH China Bio Holdings", and together with Gaoling and YHG, the "HCA Entities") is owned by Gaoling and YHG. HCA is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares held by HH China Bio Holdings. HCM acts as the sole management company of Hillhouse Fund IV, L.P. ("HH Fund IV", and together with HH Sum and the HCA Entities, the "Hillhouse Entities"). HH Sum is wholly owned by HH Fund IV. HCM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Ordinary Shares held by HH Sum. HCA and HCM are under common control and share certain policies, personnel and resources. Accordingly, each of HCA and HCM reports on this Schedule 13D that it has shared voting and dispositive power of the Ordinary Shares beneficially owned by each of HCA and HCM.

The principal business of each Reporting Person is investment management and its business address is Suite 2202, 22nd Floor, Two International Finance Centre, 8 Finance Street, Central, Hong Kong. The directors of each Reporting Person are Jun Shen ("Mr. Shen") and Colm O'Connell ("Mr. O'Connell"). Mr. Shen and Mr. O'Connell are employees of each Reporting Person. Mr. Lei Zhang is the President of HCA, and the President and Chief Investment Officer of HCM.

During the past five years none of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 5 of 6 Pages

The filing of this statement should not be construed as an admission that either Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 6, 2020, the transactions contemplated by the Share Purchase Agreement were consummated and HH Sum acquired 210,876 Ordinary Shares from Double Double at a price of $120.00 per share.

Item 5.	Interest in Securities of the Issuer

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Ordinary Shares and percentages of the Ordinary Shares beneficially owned by each Reporting Person. The percentages used in this Schedule 13D are calculated based upon an aggregate of 38,480,580 Ordinary Shares outstanding as of March 9, 2020 as disclosed in the Issuer's Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 12, 2020.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Ordinary Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

Because of the arrangements in the Consortium Agreement, the parties to that agreement are deemed to have formed a "group" for purposes of Section 13(d)(3) of the Act, and such “group” is deemed to beneficially own an aggregate of 26,374,631 Ordinary Shares, which represents approximately 68.5% of the total number of Ordinary Shares issued and outstanding as of March 9, 2020. Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Ordinary Shares beneficially owned by the other members of the Buyer Consortium and their respective affiliates for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Other than as disclosed in Item 4, the Reporting Persons have not effected any transactions in the Ordinary Shares within the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons have entered into a joint filing agreement (the "Joint Filing Agreement"), which is attached hereto as Exhibit 7 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 7:	Joint Filing Agreement.

CUSIP No. G21515104	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 8, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HillHOUSE CAPital MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

EXHIBIT 7

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Date: May 8, 2020

HillHOUSE CAPital Advisors, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer

HillHOUSE CAPital MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name:	Richard A. Hornung
Title:	General Counsel and Chief Compliance Officer